UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

July 23, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL

July 23, 2004

UFJ Holdings, Inc.

UFJ Bank Limited

Regarding "New Business Plan" of Sojitz Holdings Corporation

UFJ Holdings, Inc. (UFJ Holdings) and UFJ Bank Limited (UFJ Bank), a wholly-owned subsidiary of UFJ Holdings, issued a following comment regarding "New Business Plan (the Plan)" of Sojitz Holdings Corporation:

"UFJ Holdings and UFJ Bank highly appreciate actions toward establishing sound financial strength and accelerating moves to improve earning power outlined in the summary of New Business Plan (the Plan) announced by Sojitz Holdings Corporation today.

Though the Plan should be scrutinized as the details of the Plan takes shape, UFJ Holdings and UFJ Bank will positively review the request for cooperation in strengthening equity capital."